MAI-ANH TRAN

Education

Boston University
Certified Fund-Raising Executive

University of Minnesota
Humphrey School of Public Affairs
Humphrey Policy Fellow

St. Thomas University
Institute for Executive Director Leadership

Michigan State University
Bachelor of Arts
Major in Journalism/English Minor

Board Engagement

Minnesota Council on Foundations
Board of Directors
Co-Chair, DEI Committee

Minnesota Aurora FC
Board of Directors
Investor Committee

Raise the Barr
Board of Directors
Co-Chair, Development Committee

Certifications

CFRE International
CFRE Certification (2021-Present)

CORE COMPETENCIES

- FUNDRAISING
- PHILANTHROPIC ADVISING
- EXECUTIVE MANAGEMENT
- BOARD MANAGEMENT
- FISCAL MANAGEMENT
- COMMUNITY ENGAGEMENT
- PUBLIC SPEAKING
- CROSS COLLABORATION
- STRATEGIC PLANNING
- DEIJ
- LOBBYIST

STATEWIDE AND NATIONAL LEADERSHIP

Association of Fundraising Professional (AFP) Mentor

University of Minnesota Humphrey Institute Policy Fellows Selection Committee

Policy Co-Chair of the Minnesota GradNation Initiative

MENTOR: The National Mentoring Partnership Advisory Council

EXPERIENCE

Saint Paul & Minnesota Foundation
Associate Vice President of Philanthropic Services (2019-Present)

I serve on the leadership team and help manage a 20-person department to achieve operational excellence and contribute to the overall strategy and execution of supporting more than 2,400 donors and nonprofits achieve their charitable goals, exceeding over $105M annually in grantmaking. Our department raises $80-100M annually though donor gifts, special projects, and pass-through state grant funding.

Leadership:
- Support the Senior Vice President in day-to-day management
- Serve on the Saint Paul & Minnesota Foundation's Development Committee
- Prepare strategic plan reports for the board and committees
- Support the departmental budgeting process and provide financial oversight
- Manage national and statewide scholarship programs totaling over $25M
- Engage donors and advise a portfolio of the Foundation's highest net-worth donors to support their charitable goals
- Support nonprofit endowment fundholders with their long-term sustainability goals
- Bolster deep analytical skills and systems-thinking to create data-driven strategies
- Provide cross-functional leadership to support the Foundation's pillars of excellence
- Partner with the Community Impact department to provide education to donors on emerging and timely community needs, and manage a strategic Greater Minnesota grantmaking strategy
- Advance the Foundation's cultural competency and equity goals to change internal and external organizational practices and processes
- Work with the Marketing and Communications team to increase donor engagement by telling compelling stories driven by data
- Collaborate with IT to improve business solutions and oversee the organization's Business Continuity Plan
- Partner with Finance to manage risk and ensure donor intent is honored
- Work with the Investments department to create clear and consistent collateral materials for fundholders
- Engage with the Operations and Learning department to provide timely, strategic plan reports for the board and partner with the Center for Effective Philanthropy to conduct donor perception surveys

The Sanneh Foundation

Executive Director (*May 2018 - Jan 2019*)

The Sanneh Foundation went through a tremendous growth stage, and I was recruited to support the CEO with the organization's maturation phase. This included a heavy emphasis on strengthening programming and overseeing program development, staff management, board and committee management, and ensuring diversity, equity, and inclusion practices were implemented across the organization. I helped the organization succeed in completing a $12M Comprehensive Campaign to support equitable programming and physical space for the community to play, learn, grow, and thrive. Through my leadership, I was able to secure funding for the addition of a Best Buy Technology and Creativity Center, renovate the programming space to support its workforce development initiatives, and transform the park space to include turf fields and a dome at the Conway Community Center.

Executive Leadership:
- Managed a 40-member Board of Directors and Advisory Board, 60-member staff in Minnesota and Haiti, and vendors and consultants
- Drove organizational and cultural change to optimize the growth and success of the Foundation
- Supported the CEO in day-to-day management and provided financial oversight for the organization
- Served as a liaison with key collaborative partners
- Led the organization's strategic planning process
- Ensured organizational policies and practices aligned with supporting a diverse community through the lens of cultural competency and equity at all levels of staffing and programming

- Developed corporate partnerships to increase funding and drive employee engagement
- Built strategic partnerships with foundations to support quality programming
- Engaged high-net-worth individual donors to support the Foundation's mission

MENTOR Minnesota
Executive Director (January 2015-May 2018)
Associate Director (Dec 2010 - Dec 2014)
Interim Executive Director (Feb 2010 - Dec 2010)
Vice President of Marketing and Public Policy (Jan 2006 - Feb 2010)

MENTOR Minnesota is a statewide organization serving over 200 youth mentoring programs and ensures program quality standards are held to the highest standards through nationally recognized best practices. During my tenure, I led the development and launch of a statewide online quality mentoring assessment tool, and through the expertise of my team, we replicated Minnesota's assessment tool to serve as the national model for program quality. I led the organization through change and growth during the economic downturn. I grew its capacity to serve more youth programs by reorganizing staff roles, implementing cost-saving measures through strong vendor management, launching robust marketing and communication campaigns, building stronger relationships with current and potential funders, creating a clear vision for increased earned income, and developing mission-aligned programs to generate more revenue and support long-term sustainability. During my tenure, I brokered a partnership with a foundation, an evaluation firm, and the Minnesota Department of Economic Employment and Development to secure a $6 million Social Innovation federal grant to provide job placement and mentorship for youth ages 16-24 who were disconnected from school and work. This led to an increased investment by the Starbucks Foundation to create an additional community-based program to provide employment and mentorship for the same demographic as part of their "100,000 Opportunity Initiative."

Executive Leadership:
- Provided executive leadership to the Board of Directors
- Provided financial oversight for the organization
- Served as a liaison within key collaborative partnerships
- Led its strategic planning process and program development
- Managed board committees, executive team, staff, vendors and consultants
- Lobbied at the state and federal levels for equitable mentoring and youth development policies
- Managed the brand with robust marketing and communication plans
- Executed statewide and national surveys to demonstrate collective impact
- Led website development and the integration of innovative technology tools and platforms

YMCA Mentor Duluth, Duluth, MN
Co-Director and Marketing/Public Relations Coordinator (1999 - 2006)

WXOW TV, News and Weather Anchor, La Crosse, WI, *(1997 - 1999)*

WSBT TV, News and Weather Anchor, South Bend, IN, *(1996 - 1997)*

WKBT TV, News and Weather Anchor, La Crosse, WI, *(1996 - 1996)*

WLNS TV, Reporter, Lansing, MI, *(1995 - 1996)*